FILE No. 82-3343

[ ] DEF 14A [X] SUPPL [ ] ARS

Golden Peaks Resources Ltd.

03022036

Suite 1400
1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 689-4006
Fax: (604) 689-4026

March 25, 2003

United States Securities
&Exchange Commission
#450 - 5th Street N.W.
Washington, DC 20549

SUPPL

03 APR -4 AM 7:21

Dear Sirs:

Re: Golden Peaks Resources Ltd. (the "Company") - File #82-3343

Please find enclosed the Quarterly Report for the nine months ended January 31, 2003. We confirm that the enclosed has been delivered by prepaid mail to all shareholders whose names appear on the Company's supplemental mailing list.

Yours very truly,

GOLDEN PEAKS RESOURCES LTD.

J Rowsell

Jacqueline Rowsell

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

:jr

Enclosure

cc: Standard & Poor's Corp. (4 copies)
Financial Post Data Group (2 copies)

dlw 6/2

GOLDEN PEAKS RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED
JANUARY 31, 2003

(Unaudited - Prepared by Management)

GOLDEN PEAKS RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	As at January 31, 2003 $	As at April 30, 2002 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	1,721,609	2,069,312
Amounts receivable and prepaids	43,786	31,439
Marketable securities	221,776	887,109
	1,987,171	2,987,860
CAPITAL ASSETS	12,008	17,219
MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (Note 4)	3,724,599	2,986,903
	5,723,778	5,991,982
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	205,919	293,082
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	9,064,303	9,064,303
CONTRIBUTED SURPLUS	25,826	23,153
DEFICIT	(3,572,270)	(3,388,556)
	5,517,859	5,698,900
	5,723,778	5,991,982

APPROVED BY THE BOARD

"Scott Emerson" , Director

"Kieran Downes" , Director

The accompanying notes are an integral part of these interim consolidated financial statements.

GOLDEN PEAKS RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE NINE MONTHS ENDED JANUARY 31

(Unaudited - Prepared by Management)

	Three Months Ended January 31,		Nine Months Ended January 31,	
	2003 $	2002 $	2003 $	2002 $
REVENUE				
Interest and other income	2,608	1,708	17,686	8,499
EXPENSES				
Accounting	1,725	2,950	10,525	7,465
Administrative and management fees	15,000	15,000	45,000	45,000
Amortization	4,430	3,964	13,082	11,653
Audit and legal	1,899	5,212	8,451	25,057
Consulting	5,000	8,370	5,000	8,370
Filing fees and transfer agent	1,585	5,222	10,517	10,445
Office and general	2,344	8,852	28,034	24,543
Office rent	5,718	5,591	17,049	10,897
Shareholder communications	883	1,877	8,170	9,471
Salaries and benefits	14,322	14,040	44,962	38,683
Stock-based compensation	2,673	-	2,673	-
Travel and related costs	13,901	2,167	18,973	9,888
	69,480	73,245	212,436	201,472
LOSS BEFORE THE FOLLOWING	(66,872)	(71,537)	(194,750)	(192,973)
GAIN ON SALE OF MARKETABLE SECURITIES	-	-	3,919	-
FOREIGN EXCHANGE GAIN (LOSS)	8,922	1,108	7,117	319
LOSS FOR THE PERIOD	(57,950)	(70,429)	(183,714)	(192,654)
DEFICIT - BEGINNING OF PERIOD	(3,514,320)	(3,141,424)	(3,388,556)	(3,019,199)
DEFICIT - END OF PERIOD	(3,572,270)	(3,211,853)	(3,572,270)	(3,211,853)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.004)	$(0.005)	$(0.012)	$(0.014)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	15,765,946	13,666,799	15,765,946	13,318,188

The accompanying notes are an integral part of these interim consolidated financial statements.

GOLDEN PEAKS RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED JANUARY 31

(Unaudited - Prepared by Management)

	Three Months Ended January 31,		Nine Months Ended January 31,	
	2003 $	2002 $	2003 $	2002 $
CASH FLOWS FROM (USED IN)				
OPERATING ACTIVITIES				
Net loss for the period	(57,950)	(70,429)	(183,714)	(192,654)
Items not involving cash				
Amortization	4,430	3,964	13,082	11,653
Gain on sale of marketable securities	-	-	(3,919)	-
Stock-based compensation	2,673	-	2,673	-
	(50,847)	(66,465)	(171,878)	(181,001)
Decrease (increase) in amounts receivable and prepaids	(6,122)	11,899	(12,347)	28,820
Increase (decrease) in accounts payable and accrued liabilities	15,629	31,817	(87,163)	(182,194)
Advances from joint venture partner	-	501,575	-	501,575
	(41,340)	478,826	(271,388)	167,200
FINANCING ACTIVITIES				
Share subscriptions received	-	378,400	-	378,400
Issuance of common shares	-	249,600	-	424,650
Advances received	-	-	-	250,000
	-	628,000	-	1,053,050
INVESTING ACTIVITIES				
Additions to mineral properties and deferred exploration costs	(224,962)	(294,339)	(736,699)	(469,116)
Proceeds on sale of marketable securities	-	-	669,252	-
Capital assets additions	(3,883)	(1,322)	(8,868)	(4,295)
	(228,845)	(295,661)	(76,315)	(473,411)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE PERIOD	(270,185)	811,165	(347,703)	746,839
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	1,991,794	332,788	2,069,312	397,114
CASH AND CASH EQUIVALENTS - END OF PERIOD	1,721,609	1,143,953	1,721,609	1,143,953

The accompanying notes are an integral part of these interim consolidated financial statements.

GOLDEN PEAKS RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2003
(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS

The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as mineral properties and deferred exploration costs represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. Except as described in Note 3, the significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3. CHANGES IN ACCOUNTING POLICY

Effective May 1, 2002, the Company adopted, on a prospective basis, the provisions of new Section 3870 *"Stock-Based Compensation and Other Stock Based Payments"* of the Canadian Institute of Chartered Accountants' Handbook ("Section 3870"). Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value. The section is only applicable to transactions that occurred on or after May 1, 2002.

As permitted by Section 3870, the Company did not adopt the fair value method for certain stock-based compensation granted to employees and directors. The additional disclosure required by Section 3870 as a result of the Company not adopting the fair value method is provided in Note 5. As permitted by Section 3870, the additional disclosure for 2002 will not be presented on a comparative basis.

GOLDEN PEAKS RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2003
(Unaudited - Prepared by Management)

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	January 31, 2003			April 30, 2002		
	Mineral Property $	Deferred Exploration Costs $	Total Costs $	Mineral Property $	Deferred Exploration Costs $	Total Costs $
Sierra de las Minas Project	462,900	3,261,699	3,724,599	460,242	2,526,661	2,986,903

Subject to final adjustments, the Company and Mitsubishi Materials Corp. ("Mitsubishi") currently hold 70% and 30% joint venture interests, respectively, in a group of exploration properties, located in Northwest Argentina, known collectively as the Sierra de las Minas Project. The Sierra de las Minas Project covers approximately 13,389 hectares and consists of 31 properties.

Production royalties, ranging between 3% - 5%, are payable from various properties within the Sierra de las Minas Project.

5. STOCK-BASED COMPENSATION

During the nine months ended January 31, 2003, the Company repriced 1,080,000 stock options, from original prices ranging from $1.15 per share to $1.25 per share, to $0.85 per share, and having a term of two years to expiry.

For stock-based compensation granted to consultants and other non-employees, Section 3870 requires the application of the fair value method of accounting. As a result, the Company has recognized compensation expense of $2,673 for the repriced stock options.

As the Company did not adopt the fair value method of accounting for stock options granted to employees and directors, Section 3870 requires disclosure of pro-forma amounts that reflect the impact as if the Company had adopted the fair value based method of accounting. Had compensation costs for the Company's repriced stock options been accounted for under the fair value method, the Company's net loss and loss per share would have increased as follows:

	Nine Months Ended January 31, 2003 $
Net loss	
- as reported	(183,714)
- pro-forma	(268,327)
Basic and diluted loss per common share	
- as reported	(0.012)
- pro-forma	(0.017)

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2003

(Unaudited - Prepared by Management)

5. STOCK-BASED COMPENSATION (continued)

The fair value of repriced stock options is estimated on the date of repricing using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.92% - 4.21%
Estimated volatility	110%
Expected life	2 years

The average fair value of repriced stock options, calculated using the Black-Scholes option pricing model, was $84,613.

The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable. Also, option-pricing models require the use of estimates and assumptions including the expected volatility. The Company uses expected volatility rates which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect the fair value estimates.

6. SHARE CAPITAL

Authorized: 100,000,000 common shares without par value

Issued:

	Number of Shares	Amount $
Balance - Beginning and end of period	15,765,946	9,064,303

(a) The following table summarizes information about the share options outstanding and exercisable at January 31, 2003:

Range of Exercise Prices	Number of Options Outstanding and Exercisable at January 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise price
$0.85	425,000	0.71 years	$0.85
$0.85	580,000	1.20 years	$0.85
	1,005,000		

GOLDEN PEAKS RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2003
(Unaudited - Prepared by Management)

6. SHARE CAPITAL (continued)

(b) The following table summarizes information about the warrants outstanding at January 31, 2003:

Number of Warrants Outstanding	Exercise Price	Expiry Date
208,000	$3.00	Dec. 24/03
625,000	$1.40	Feb. 08/04
459,480	$3.10	Mar. 28/04
1,292,480		

7. RELATED PARTY TRANSACTIONS

During the nine months ended January 31, 2003, the Company was charged $58,841 by companies controlled by certain directors of the Company for accounting, administrative and management services provided. The Company was also charged $66,600 by a director and companies controlled by directors for project supervision, management and professional services provided. As at January 31, 2003, $75,526 remained unpaid and is included in accounts payable and accrued liabilities.

8. SEGMENTED INFORMATION

Substantially all of the Company's operations are in one industry, the exploration for gold. Management reviews the financial results according to expenditures by property. The Company's current mineral properties are located in Argentina and its corporate assets are located in Canada.

	Nine Months Ended January 31, 2003		
	Corporate $	Mineral Operations $	Consolidated $
Identifiable assets			
Current assets	1,949,065	38,106	1,987,171
Capital assets	6,848	5,160	12,008
Mineral properties and deferred exploration costs	-	3,724,599	3,724,599
	1,955,913	3,767,865	5,723,778
Mineral property and deferred exploration costs additions	-	736,699	736,699

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2003

(Unaudited - Prepared by Management)

8. SEGMENTED INFORMATION (contined)

	Year Ended April 30, 2002		
	Corporate $	Mineral Operations $	Consolidated $
Identifiable assets			
Current assets	2,934,087	53,773	2,987,860
Capital assets	14,452	2,767	17,219
Mineral properties and deferred exploration costs	-	2,986,903	2,986,903
	2,948,539	3,043,443	5,991,982
Mineral property and deferred exploration costs additions	-	591,982	591,982

GOLDEN PEAKS RESOURCES LTD.
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED JANUARY 31, 2003

1.(a) GENERAL AND ADMINISTRATIVE

General and administrative expenses for the nine months ended January 31, 2003:

	$
Accounting	10,525
Administrative and management fees	45,000
Amortization	13,082
Audit and legal	8,451
Consulting	5,000
Filing fees and transfer agent	10,517
Office and general	28,034
Office rent	17,049
Shareholder communications	8,170
Salaries and benefits	44,962
Stock-based compensation	2,673
Travel and related costs	18,973
	212,436

1.(b) RELATED PARTY TRANSACTIONS

During the nine months ended January 31, 2003, the Company was charged $58,841 by companies controlled by certain directors of the Company for accounting, administrative and management services provided. The Company was also charged $66,600 by a director and companies controlled by directors for project supervision, management and professional services provided. As at January 31, 2003, $75,526 remained unpaid and is included in accounts payable and accrued liabilities.

GOLDEN PEAKS RESOURCES LTD.
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED JANUARY 31, 2003

1.(c) MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	$
Mineral Properties Costs	
Balance as at April 30, 2002	460,242
Land payments	2,658
Balance as at January 31, 2003	462,900
Deferred Exploration Costs	
Balance as at April 30, 2002	2,526,661
Accounting	11,232
Airfares and travel	40,387
Assaying	75,583
Backhoe	1,997
Communications	2,481
Drilling	282,919
Equipment and supplies	1,123
Field personnel and supervision	171,900
IVA refundable tax	65,213
Land management	2,722
Legal	13,022
Maps, logs and related costs	18,024
Professional fees and consulting	300
Project management fees	22,500
Transportation	25,635
	735,038
Balance as at January 31, 2003	3,261,699
Total	3,724,599

2.(a) NO SECURITIES WERE ISSUED DURING THE NINE MONTHS ENDED JANUARY 31, 2003.

2.(b) NO OPTIONS WERE GRANTED DURING THE NINE MONTHS ENDED JANUARY 31, 2003.

GOLDEN PEAKS RESOURCES LTD.
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED JANUARY 31, 2003

3.(a) AUTHORIZED AND ISSUED CAPITAL AS AT JANUARY 31, 2003

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	Without Par Value	100,000,000	15,765,946	$9,064,303

3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT JANUARY 31, 2003

Security	Number	Exercise Price $	Expiry Date
Options	425,000	0.85	October 18, 2003
Options	580,000	0.85	April 15, 2004
Warrants	208,000	3.00	December 24, 2003
Warrants	625,000	1.40	February 8, 2004
Warrants	459,480	3.10	March 28, 2004

3.(c) SHARES HELD IN ESCROW OR SUBJECT TO POOLING AS AT JANUARY 31, 2003

None.

3.(d) LIST OF DIRECTORS AND OFFICERS AS AT JANUARY 31, 2003

Directors:
- Kieran Downes
- Scott Emerson
- Nick DeMare
- Gil Leathley

Officers:
- Kieran Downes, President
- Scott Emerson, Chairman and CEO
- Wing Jang, Corporate Secretary

GOLDEN PEAKS RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JANUARY 31, 2003

Description of Business

The Company's shares are listed and posted for trading on the TSX Venture Exchange as a Tier 1 issuer. The Company is involved in mineral exploration, with its primary assets located in the Sierra de las Minas region, Argentina. The Company intends to continue exploring the Sierra de las Minas Project for economic gold and silver mineralization.

Properties Update

Sierra de las Minas Project

The Company completed its Phase IV drilling program in December 2002 with the drilling of an additional three holes on the JV-13 and JV-14 zones. The drilling did not intersect significant gold mineralization but did confirm continuity within the JV-14 zone (20 meters horizontal width) and the depth extent of alteration in the JV-13 zone (zones of strong sericite/hematite alteration, silicification and disseminated pyrite up to 1%).

Drill Hole Summary

Hole #	Dip (deg.)	Azim.(deg.)	Length (m)	Co-ordinates	Target
JVDH-37	-45	315	126.57	62+50W 14+00N	JV-14 NW - IR2 anomaly
JVDH-38	-45	315	193.67	58+57W 11+80N	JV-14 zone - 750 showing ext.
JVDH-39	-45	020	95.70	56+95W 6+60N	JV-13 zone - 188 showing

The Phase V exploration program, budgeted at US$1.1 million, will consist of gridding, mapping, ground magnetic surveys and IP/chargeability surveys followed by diamond drilling. The Phase V program will focus on exploring the intersection of the NW-trending Vallecito Structural Corridor ("VSC") and the NE-trending range front fault of the Sierra de las Minas massif. A recently completed in-house study indicates this structural intersection to be the focus of gold mineralization in the JV district. The structural intersection lies at the center of a 5 kilometer diameter aeromagnetic structure which may represent an intrusive/volcanic center of Tertiary age.

The density of gold-bearing quartz veins in the VSC increases towards the center of the aeromagnetic structure, and the extensive auriferous quartz veining and pyritic-sericitic alteration found in the JV-13, JV-14 and JV-15 zones are hosted by tensional structures to the range front fault. Aeromagnetics, radiometrics and geology indicate down faulted Tertiary (?) sediments west of the range front fault. These sediments locally carry anomalous gold, silver, and barium in chalcedonic accumulations indicating the precious metal mineralizing systems postdate the deposition of the sediments. Samples from all known showings associated with the VSC have been analyzed for gold, silver, mercury, arsenic, antimony, bismuth, copper, lead, zinc, molybdenum, tellurium and a number of other elements. Analysis of the geochemical data shows an epithermal signature to the gold +/- silver mineralization in the JV prospect. Preliminary results from petrographic and fluid inclusion studies show the epithermal gold mineralization is young and overprints an earlier mesothermal gold-bearing quartz vein system, demonstrating at least two phases of gold mineralization in this area.

GOLDEN PEAKS RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JANUARY 31, 2003

Properties Update (continued)

The Company has received notice from Mitsubishi that it intends to divest itself of all junior exploration projects and, accordingly, it will be implementing a program to conduct an orderly sale of its junior resource properties. As a result, Mitsubishi will not participate in the funding of the Phase V program.

Tanque Negro Property

In February 2003, the Company entered into an option agreement to acquire up to 100% of the Tanque Negro property located in the province of Rio Negro, Argentina from Rio Tinto Mining and Exploration Ltd., subject to regulatory approval. The property, which covers 1,600 hectares, is located in the Los Menucos mining district of northern Patagonia, lies at an altitude of 1,100 meters ASL and is road accessible year-round. The nearest town is 20 kilometers to the east.

The property is located in Triassic rhyolitic-dacitic ignimbrites and epiclastic sediments. Work by Rio Tinto, in 2001, indicated the presence of three, north to northeast trending, mineralized structural/vein zones, carrying anomalous values of gold (<5.73 grams/tonne), silver (<251 ppm), mercury (<81 ppm), molybdenum (<269 ppm), and tellurium (<302 ppm). The east and west structures have characteristics of high sulphidation, epithermal style mineralization. These structures comprise linear zones of vuggy silica up to several meters wide and tens to hundreds of meters in length. In the western structure (approximately 1.2 kilometer long and 5 to 30 meters wide) vuggy silica appears to be replacing shallow east-dipping beds of volcanic epiclastic sediments. Vuggy silica is often cross-cut by more compact vuggy silica with finer-grained disseminated pyrite (<1%). Up to 5.73 grams/tonne gold was obtained from prospecting samples of dark grey (sulphidic?) facies of vuggy silica. Kaolinite-alunite alteration is particularly well developed along the east structure. The central structure (5 to 30 meters wide and approximately 800 meters long) has characteristics of low sulphidation, epithermal style mineralization. The zone comprises a discrete quartz veins and associated quartz veinlet stockwork in an envelope of strongly (green) illite-sericite-pyrite altered pumiceous dacite tuff. Vein textures include crystalline quartz, amethyst, chalcedony, platy calcite replacement, crustiform-colloform banding and vein breccias. Manganese oxides occur (probably after manganiferous carbonate). Prospecting samples have yielded up to 2.5 grams/tonne gold.

A site visit conducted by Golden Peaks in 2002, confirmed the geology to be as described by Rio Tinto, and sampling of the various structures returned gold and silver assays generally comparable to those obtained by Rio Tinto. However, better assays were obtained from the dark grey (sulphidic?) facies of vuggy silica in the western structure.

GOLDEN PEAKS RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JANUARY 31, 2003

Properties Update (continued)

Gold (g/t)	Silver (g/t)	Location
8.04	11.3	Grab of black vuggy quartz (+/- 10 meters wide)
5.84	5.7	Grab of black vuggy quartz (+/- 10 meters wide)
0.39	6.2	Grab of grey vuggy quartz (+/- 10 meters wide)
0.11	22.4	Grab of mid-structure silver zone (+/- 40 meters wide)
0.18	111.3	Grab of mid-structure silver zone (+/- 40 meters wide)

These are greenfield discoveries which have not yet been gridded, trenched, surveyed with geophysics or drilled. The mineralization is strongly structurally- and lithologically-controlled.

Under the terms of the option, Golden Peaks may acquire an initial 70% interest in the property by expending US$1 million on exploration and making option payments totalling U.S.$70,000, all over a four year period. Upon earning the initial 70% interest Golden Peaks may elect to earn a 100% interest in the property by completing a bankable feasibility study over three years, or it may elect to fund its 70% share of a joint venture with Rio Tinto. If Golden Peaks acquires a 100% interest in the property, Rio Tinto will retain a 2% net smelter royalty, half of which can be purchased for U.S.$1 million within 90 days of the completion of the bankable feasibility study.

Discussion of Operations and Financial Condition

Operations

During the nine months ended January 31, 2003, the Company reported a loss of $183,714, a decrease in loss of $8,940 from the loss of $192,654 in 2002. In 2003, the Company experienced a foreign exchange gain of $7,117 compared to a foreign exchange gain of $319 in 2002, due to the fluctuations in the Argentinean peso to the Canadian dollar. Interest and other income also increased by $9,187 from $8,499 in 2002 to $17,686 in 2003. The increase was due to higher levels of cash held throughout the 2003, compared to 2002.

The Company incurred $212,436 of general and administrative expenses in 2003 compared to $201,472 in 2002, an increase of $10,964. The increase resulted primarily from increased costs for travel in seeking financing and reviewing potential resource property acquisitions.

During 2003, the Company sold 300,000 shares of Resources Investment Trust PLC ("Resources Trust") for net proceeds of $669,252 and realized a gain of $3,919. The market value of the remaining 99,999 shares of Resources Trust at January 31, 2003, was approximately $230,500.

Mineral property payments made and exploration expenditures incurred during 2003 was $736,699 compared to $469,116 in 2002. The payments and expenditures for both 2003 and 2002 related to the Company's portion of ongoing exploration costs on the Sierra de las Minas Project.

GOLDEN PEAKS RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JANUARY 31, 2003

Liquidity and Capital Resources

In February 2003, the Company received notice from Mitsubishi, which holds a 30% joint venture interest in the Sierra de las Minas Project, that Mitsubishi would not participate in the Phase V program which, if fully completed, is currently budgeted at US$1.1 million. The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As of January 31, 2003, the Company had a working capital of $1,781,252. The Company believes that it has sufficient working capital to meet the budgeted cost of the Phase V program, its planned exploration program on the Tanque Negro project and corporate overhead requirements for the remainder of 2003. However, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. The Company plans to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured or relinquish certain of its properties.

Investor Relations Activity

The Company did not engage any companies to provide investor relations activities during the nine months ended January 31, 2003.